Exhibit 4.1

EXECUTION COPY

JEFFERIES GROUP, INC.,

LEUCADIA NATIONAL CORPORATION

and

THE BANK OF NEW YORK MELLON,

Trustee

THIRD SUPPLEMENTAL INDENTURE

To

INDENTURE

Dated as of October 26, 2009

Convertible Securities

Dated as of February 28, 2013

This THIRD SUPPLEMENTAL INDENTURE, dated as of February 28, 2013, among Jefferies Group, Inc., a corporation duly organized and existing under the laws of the State of Delaware (the “Company”), having its principal office at 520 Madison Avenue, 12th Floor, New York, NY 10022, Leucadia National Corporation, a corporation duly organized and existing under the laws of the State of New York (“Leucadia”), having its principal office at 315 Park Avenue South, New York, New York 10010 and The Bank of New York Mellon, a New York banking corporation, as Trustee (the “Trustee”).

RECITALS OF THE COMPANY AND LEUCADIA

The Company heretofore executed and delivered to the Trustee an Indenture dated as of October 26, 2009 (the “Base Indenture”), as amended by a First Supplemental Indenture, dated as of October 26, 2009 (the “First Supplemental Indenture”) and a Second Supplemental Indenture, dated as of December 19, 2012 (the “Second Supplemental Indenture”);

The Company has entered into an Agreement and Plan of Merger, dated as of November 11, 2012 (the “First Merger Agreement”), by and among the Company, JSP Holdings, Inc. (“New Jefferies”) and Jasper Merger Sub, Inc. (“Merger Sub One”) and an Agreement and Plan of Merger, dated as of November 11, 2012 (the “Second Merger Agreement”), by and among Leucadia, Limestone Merger Sub, LLC (“Merger Sub Two”), the Company, New Jefferies and Merger Sub One. Pursuant to the First Merger Agreement, Merger Sub One will merge with and into the Company, with the Company as the surviving corporation (the “First Merger”) and each share of the Company’s Common Stock issued and outstanding immediately prior to the effective time of the First Merger will be converted into one share of New Jefferies common stock and the Company will then immediately convert into a limited liability company (the “LLC Conversion”). Pursuant to the Second Merger Agreement, New Jefferies will merge with and into Merger Sub Two, with Merger Sub Two as the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”) and each share of New Jefferies common stock issued and outstanding immediately prior to the effective time of the Second Merger will be converted into 0.81 of a common share, par value $1.00 per share, of Leucadia.

Section 10.10 of the First Supplemental Indenture provides that in case of any merger involving the Company, as a result of which the Common Stock is converted into stock, other securities or other property or assets, then the Company shall execute and deliver to the Trustee a supplemental indenture providing that, at the effective time of such merger, the right to convert the Securities shall be changed into a right to convert each $1,000 principal amount of Securities into the kind and amount shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such merger would have received on account of such merger, assuming such holder is entitled to participate in such transaction on the basis of holding such shares; provided, however, that, at and after the effective time of such transaction, upon any conversion of a Security, (A) any portion of the Conversion Consideration due upon such conversion that would have been payable in cash pursuant to Section 10.02(A)(i) of the First Supplemental Indenture had such transaction not occurred shall continue to be payable in cash, (B) any portion of the Conversion Consideration due upon such conversion that would have been payable in shares of Common Stock pursuant to Section 10.02(A)(i) of the First Supplemental

Indenture had such transaction not occurred shall instead be payable in such Reference Property and (C) the VWAP per share of Common Stock shall, for these purposes, be calculated based on the value of a unit of Reference Property that a holder of one (1) share of Common Stock would have been entitled to receive in such transaction.

The Conversion Rate in effect immediately prior to the Mergers was 25.5076 shares of Common Stock per $1,000 principal amount of Securities.

Pursuant to Section 9.01 of the First Supplemental Indenture, without the consent of any Holders, the Company and the Trustee may amend or supplement the Indenture to, among other purposes, comply with Section 10.10 of the First Supplemental Indenture.

The Company and Leucadia have duly authorized the execution and delivery of this Third Supplemental Indenture.

NOW THEREFORE, in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefits of all Holders of the Securities or of Series thereof, as follows:

ARTICLE I.

CONVERSION OF SECURITIES

Section 1.01 Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Base Indenture, the First Supplemental Indenture and the Second Supplemental Indenture, as the case may be. The following definitions supplement those definitions.

“Effective Time” means 12:03 AM (Eastern Standard Time) on March 1, 2013 or such other time at which the Second Merger becomes effective.

“Indenture” means the Base Indenture, as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture, this Third Supplemental Indenture and any subsequent supplemental indenture.

“Leucadia Common Shares” means the common shares, par value $1.00 per share, of Leucadia, or such other Capital Stock of Leucadia into which Leucadia’s common shares are reclassified or changed.

Section 1.02 At the Effective Time, the right to convert the Securities shall be changed into a right to convert each $1,000 principal amount of Securities into 21.7723 Leucadia Common Shares (subject to further adjustment as provided in the Indenture); provided, however, that, and after the Effective Time, upon any conversion of a Security, (A) any portion of the Conversion Consideration due upon such conversion that would have been payable in cash pursuant to Section 10.02(A)(i) of the First Supplemental Indenture had the Mergers not occurred shall continue to be payable in cash, (B) any portion of the Conversion Consideration due upon such conversion that would have been payable in shares of Common Stock pursuant to Section

10.02(A)(i) of the First Supplemental Indenture had the Mergers not occurred shall instead be payable in such Reference Property and (C) the VWAP per share of Common Stock shall, for these purposes, be calculated based on the value of a unit of Reference Property that a holder of one (1) share of Common Stock would have been entitled to receive in the Second Merger.

Section 1.03 From and after the Effective Time, Leucadia agrees to be bound by the covenants set forth in Section 10.01 of the First Supplemental Indenture with respect to the Leucadia Common Shares issuable upon conversion of the Securities. For purposes of Article 10, the “Conversion Rate” from and after the Effective Time will be deemed to be 21.7723 Leucadia Common Shares per $1,000 principal amount of Securities, and the Conversion Rate shall be adjusted from time to time as nearly equivalent as may be practicable to the adjustments of the Conversion Rate provided for in Article X of the First Supplemental Indenture.

ARTICLE II.

MISCELLANEOUS

Section 2.01 As amended and modified by this Third Supplemental Indenture, the Base Indenture, the First Supplemental Indenture and the Second Supplemental Indenture shall be read, taken and construed as one and the same instrument.

Section 2.02 The Trustee assumes no duties, responsibilities or liabilities by reason of this Third Supplemental Indenture, other than as set forth in the Base Indenture, the First Supplemental Indenture and the Second Supplemental Indenture, as fully as if said terms and conditions were herein set forth at length.

Section 2.03 This Third Supplemental Indenture may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original; but such counterparts shall together constitute one and the same instrument.

Section 2.04 This Third Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in such state.

Section 2.05 The Trustee makes no representations as to the validity or sufficiency of this Third Supplemental Indenture; the recitals and statements herein are deemed to be those of the Company and Leucadia and not of the Trustee.

IN WITNESS WHEREOF, the parties have caused this Third Supplemental Indenture to be duly executed as of the date first above written.

JEFFERIES GROUP, INC.

By:	/s/ Peregrine C. Broadbent
Name:	Peregrine C. Broadbent
Title:	Executive Vice President

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President and Chief Financial Officer

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Laurence J. O’Brien
Name:	Laurence J. O’Brien
Title:	Vice President